Form 1 Page 1 Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC



2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):
   N/A

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 7/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/30/2016 (MM/DD/YY) — New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) — Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2016 (Year) by Tiwana Braddox (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

TIWANA BRADDOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01BR5059581
MY COMMISSION EXPIRES 6/18/2018
Tiwana Braddox

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 30, 2016

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT A

The Ninth Amended and Restated Operating Agreement of New York Stock Exchange LLC and additional information regarding New York Stock Exchange LLC are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT C

Information in respect of each subsidiary or affiliate of New York Stock Exchange LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow.

The following pages of Exhibit D, numbered NYSEONE-16-000011 through NYSEONE-16-000133, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT I

The audited consolidated financial statements for New York Stock Exchange LLC for the year ended December 31, 2015 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Period Ended December 31, 2015
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Period Ended December 31, 2015

Contents



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Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year then ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 10, 2016

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2015

Assets		
Current assets:		
Cash and cash equivalents	$	64
Short term financial investments		29
Accounts receivable		183
Due from affiliates, net		428
Other current assets		27
Total current assets		731
Property and equipment, net		401
Goodwill		1,564
Other intangible assets, net		1,898
Other non-current assets		463
Total non-current assets		4,326
Total assets	$	5,057
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	207
Loan payable to affiliate		148
Income tax payable		5
Deferred revenue		17
Total current liabilities		377
Accrued employee benefits		440
Deferred revenue		80
Deferred income taxes		504
Other non-current liabilities		69
Total non-current liabilities		1,093
Total liabilities		1,470
Equity		3,587
Total liabilities and equity	$	5,057

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2015

Revenues:	
Transaction fees	$ 659
Listing fees	350
Data services fees	208
Affiliate	170
Other	41
Total revenues	1,428
Transaction-based expenses:	
Section 31 fees	158
Cash liquidity payments, routing and clearing	381
Total revenues less transaction-based expenses	889
Operating expenses:	
Compensation and benefits	151
Technology and communications	58
Professional services	84
Rent and occupancy	24
Selling, general and administrative	63
Depreciation and amortization	111
Affiliate	23
Total operating expenses	514
Operating income	375
Other income:	
Interest and other income (expense), net	14
Income before income tax expense	389
Income tax expense	167
Net income	$ 222
Other comprehensive income:	
Employee benefit plan adjustments	(2)
Total comprehensive income	$ 220

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2015

Balance at January 1, 2015	$	3,352
Net income		222
Employee benefit plan adjustments to accumulated other comprehensive loss		(2)
Stock-based compensation		15
Balance at December 31, 2015	$	3,587

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2015

Operating activities:		
Net income	$	222
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		111
Stock-based compensation		14
Deferred income taxes		26
Change in assets and liabilities:		
Accounts receivable		15
Income tax payable		(81)
Other assets		(137)
Accounts payable and accrued liabilities		(107)
Due from affiliates, net		55
Deferred revenue		25
Other liabilities		(74)
Total adjustments		(153)
Net cash provided by operating activities		69
Investing activities:		
Purchase of financial investments		(2)
Capital expenditures		(70)
Net cash used in investing activities		(72)
Net decrease in cash and cash equivalents		(3)
Cash and cash equivalents, beginning of year		67
Cash and cash equivalents, end of year	$	64

See accompanying notes to consolidated financial statements.

1. Description of Business

New York Stock Exchange LLC ("the "Exchange") is a wholly-owned subsidiary of NYSE Holdings LLC (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 11 global exchanges and six central clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has two other subsidiary SRO's: NYSE Arca, Inc. and NYSE MKT LLC.

The Exchange is the regulator of its members. These regulatory functions are performed or overseen by NYSE Regulation, Inc., a subsidiary of the Parent, and certain of its regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its direct and indirect subsidiaries, which include NYSE Regulation, Inc., Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Short Term Financial Investments

The Exchange's financial investments generally are classified as available-for-sale securities and are carried at fair value as of the trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income (Note 8). Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in interest and other income in the consolidated statement of comprehensive income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each

2. Significant Accounting Policies (continued)

balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and other intangible assets.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 7).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total

2. Significant Accounting Policies (continued)

interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

In November 2015, the FASB issued Accounting Standards Update, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. ASU 2015-17 is part of the FASB's simplification initiative aimed at reducing complexity in accounting standards. This new standard requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. ASU 2015-17 will be effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. The Exchange decided to early adopt ASU 2015-17 for the annual period ended December 31, 2015, and the adoption did not have a material effect on the consolidated financial statements (Note 4).

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

2. Significant Accounting Policies (continued)

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of nine years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of six years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet. The unamortized deferred revenue balances as of December 31, 2015 of $97 million relates to listing fees incurred and billed and not yet recognized as revenue.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for

2. Significant Accounting Policies (continued)

accessing our data services through Secured Financial Transaction Infrastructure, or SFTI. SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. These fees are recognized as revenue as services are rendered. These fees are included in data service fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (Note 8). The Exchange defines fair value as the price that would

2. Significant Accounting Policies (continued)

be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

3. Other Intangibles

The Exchange's intangible assets include $1,898 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2015 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ –	Indefinite
Customer relationships	228	29	17 years
Trade names	155	–	Indefinite
Other intangible assets	67	47	3 years
Total	$ 1,974	$ 76	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2015, amortization expense of acquired intangible assets was $36 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

3. Other Intangibles (continued)

Year Ending December 31:	
2016	$ 33
2017	13
2018	13
2019	13
2020	13
Thereafter	134
Total	$ 219

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2015 were as follows (in millions):

Current:	
Federal	$ 111
State and local	30
Total current	141
Deferred:	
Federal	21
State and local	5
Total deferred	26
Total tax expense	$ 167

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2015 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	7
State apportionment impact to deferreds	(1)
Other	2
Effective tax rate	43%

The Exchange decided to early adopt ASU 2015-17 and classified all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet as of December 31, 2015 (Note 2). The following table reflects the requirements under ASU 2015-17 and summarizes the significant components of deferred tax assets and liabilities as of December 31, 2015 (in millions):

4. Income Taxes (Continued)

Deferred tax assets:		
Deferred compensation	$	92
Deferred revenue		25
Liability reserve		14
Tax credits and NOL carryforwards		11
Pension		92
Other		57
Total before valuation allowance		291
Valuation allowance		(1)
Total deferred tax assets, net of valuation allowance	$	290
Deferred tax liabilities:		
Acquired intangible assets	$	(771)
Property and equipment		(23)
Total deferred tax liabilities		(794)
Net deferred tax liabilities	$	(504)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2015, the Exchange has gross state and local net operating loss carry-forwards of $112 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2029.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50% likely to be realized.

4. Income Taxes (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2015 (in millions):

Beginning balance of unrecognized tax benefits	$	17
Reductions based on tax positions related to prior years		(7)
Reductions related to settlements with taxing authorities		(2)
Additions based on tax positions related to current year		3
Ending balance of unrecognized tax benefits	$	11

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2015, the Exchange recognized $3 million of tax benefit for interest and penalties. Accrued interest and penalties were $3 million as of December 31, 2015. Tax years prior to 2007 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2015, expenses of $23 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE also make payments to vendors on behalf of the Exchange.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2015, revenues of $170 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of income.

5. Related Parties (Continued)

As of December 31, 2015, the Exchange had a $428 million net receivable related to these agreements. Additionally, as of December 31, 2015, the Exchange had a loan payable to the Parent of $148 million.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2015 (in millions):

Land, buildings and building improvements	$	225
Leasehold improvements		101
Computers and equipment		97
Software, including software development costs		79
Furniture and fixtures		21
Construction in Progress		15
		538
Less: accumulated depreciation and amortization		(137)
Total property and equipment, net	$	401

For the year ended December 31, 2015, amortization of software, including software development costs, was $38 million and depreciation of all other property and equipment was $99 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $41 million as of December 31, 2015.

7. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE MKT LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2015; however, they are not managed separately. As such, the remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

7. Pension and Other Benefit Plans (continued)

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. For the year ended December 31, 2015, ICE contributed $10 million to the pension plans. ICE funds the frozen defined benefit pension plan each year at the level above the minimum required contribution but within tax deductible limits. Based on actuarial projections, ICE estimates that a contribution of $10 million during the year ending December 31, 2016 will allow ICE to meet its funding goal. However, the actual contribution is contingent on the actual plan performance relative to assumptions.

During year ended December 31, 2014, as part of certain plan amendments, lump sum payments were offered to certain terminated vested participants as part of a de-risking strategy in the pension plans. The offer was made to 2,725 participants, of whom 935, or 34%, elected to receive a lump sum. The total amount paid to this group was $55 million and when combined with other lump sum payments made during the year, it exceeded the total interest cost and service cost for the year.

ICE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of the Parent. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the Plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for the Plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. Fixed income securities include corporate bonds of companies from diversified industries and U.S. treasuries.

The fair values of the Plan assets at December 31, 2015, by asset category were as follows (in millions). See Note 8 for further detail on fair value of financial instruments.

7. Pension and Other Benefit Plans (continued)

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 11	$ -	$ -	$ 11
Equity securities:				
U.S. large-cap	0	244	-	244
U.S. small-cap	0	69	-	69
International	0	128	-	128
Fixed income securities	128	83	3	214
Total	$ 139	$ 524	$ 3	$ 666

The costs of the plans during the year ended December 31, 2015 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the plans is December 31, 2015. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2015 and a statement of funded status of the plans as of December 31, 2015 (in millions):

7. Pension and Other Benefit Plans (continued)

Change in benefit obligation:	
Benefit obligation at January 1, 2015	$ 916
Interest cost	34
Actuarial loss	(38)
Benefits paid	(51)
Benefit obligation at year end	861
Change in plan assets:	
Fair value of plan assets at January 1, 2015	718
Actual return on plan assets	(11)
Contributions	10
Benefits paid	(51)
Fair value of plan assets at December 31, 2015	666
Funded status	(195)
Accumulated benefit obligation	861
Amounts recognized in the consolidated balance sheet:	
Accrued employee benefits	(195)

The components of the pension plans (benefit) in the ICE consolidated statement of comprehensive income are set forth below for the year ended December 31, 2015 (in millions):

	Year Ended December 31, 2015
Interest cost	$ 34
Estimated return on plan assets	(46)
Recognized actuarial loss	2
Aggregate pension benefit	$ (10)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

7. Pension and Other Benefit Plans (continued)

The following table shows the payments projected based on actuarial assumptions (in millions):

2016	$ 50
2017	50
2018	49
2019	49
2020	49
Next 5 years	246

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2015, the cash surrender value of such policies was $51 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2015 (in millions):

Change in benefit obligations:	
Benefit obligation at January 1, 2015	$ 73
Interest cost	2
Actuarial (gain) / loss	(3)
Benefits paid	(11)
Benefit obligation at end of year	61
Funded status	(61)
Amounts recognized in the ICE consolidated balance sheet:	
Current liabilities	(9)
Non-current liabilities	(52)

7. Pension and Other Benefit Plans (continued)

The components of the SERP plan expense/(benefit) in the ICE consolidated statement of income are set forth below for the year ended December 31, 2015 (in millions):

	Year Ended December 31, 2015
Interest cost	$ 2
Recognized actuarial (gain) loss	-
Aggregate pension expense	$ 2

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2016	$ 9
2017	8
2018	7
2019	5
2020	5
Five years thereafter	19

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2015
Discount rate (pension/SERP)	4.0% / 3.4%
Expected long-term rate of return on plan assets (pension/SERP)	6.5% / N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

7. Pension and Other Benefit Plans (continued)

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs were $8 million for the year ended December 31, 2015. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate as of December 31, 2015 is 4.1%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2015
Benefit obligation at December 31, 2015	$ 224
Interest cost	8
Actuarial loss	(12)
Employee contributions	3
Benefits paid	(14)
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(12)
Accrued employee benefits	(212)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $12 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2016	$ 13
2017	13
2018	13
2019	13
2020	13
Five years thereafter	69

For measurement purposes, ICE assumed an 7.6% annual rate of increase in the per capita cost of covered health care benefits in 2015 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter. The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

7. Pension and Other Benefit Plans (continued)

Assumed Health Care Cost Trend Rate		1% Increase		1% Decrease
Effect of postretirement benefit obligation	$	29	$	(24)
Effect on total of service and interest cost components		1		(1)

Accumulated Other Comprehensive Income

The accumulated other comprehensive income as of December 31, 2015 was primarily a result of a decline in the discount rate and changes to mortality tables used to measure the benefit obligations of the pension, SERP and post-retirement benefit plans. Accumulated other comprehensive loss, after tax, as of December 31, 2015 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial loss, after tax	$ 102	$ 3	$ 14	$ 119

The amount of prior actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans as of December 31, 2015, which are expected to be recognized in net periodic benefit cost in the coming year, is estimated to be (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Loss recognition	$ (1)	$ -	$ 0	$ (1)

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2015 were $9 million related to the Parent's defined contribution plans. The

7. Pension and Other Benefit Plans (continued)

U.S. operations also provide benefits under a Supplemental Executive Savings Plan ("SESP") to which eligible employees may contribute. Included in ICE's accrued employee benefits payable was $11 million as of December 31, 2015 relating to the SESP plan.

8. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 7 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

8. Fair Value of Financial Instruments (Continued)

A summary of current investments at December 31, 2015 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)[1]	$ 29	$ -	$ -	$ 29

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

9. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

The Exchange leased office space and incurs fees for offsite storage. The lease for office space was terminated in October 2015 and there are no future minimum lease payments required. The Exchange had no capital leases as of December 31, 2015. For the year ended December 31, 2015, rent and occupancy expense amounted to $23 million for these agreements.

The Exchange leases data center space under non-cancelable operating leases and equipment that expire at various dates through 2029. For the year ended December 31, 2015, the Exchange recorded technology and communications expense of $24 million for these agreements. Future payments under these obligations as of December 31, 2015 were as follows (in millions):

	Lease Payments
Year:	
2016	$ 11
2017	12
2018	12
2019	8
2020	7
Thereafter	67
Total	$ 117

9. Commitments and Contingencies (Continued)

In addition to the leases discussed above, the Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2015 was $1million.

10. Subsequent Events

On February 18, 2016, NYSE Regulation, Inc. merged with and into NYSE Market (DE), Inc. The merger of the two entities has no impact to the consolidated financial statements of the Exchange.

The Exchange has evaluated subsequent events and determined that no additional events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT K

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2016

EXHIBIT N

A schedule of New York Stock Exchange LLC's securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.